Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

              Vasogen Reports Positive Results from Pilot Study in
                          Chronic Lymphocytic Leukemia

Toronto, Ontario (December 5, 2002) -- Vasogen Inc. (TSX:VAS; AMEX:VSV) today reported preliminary results from an open-label pilot study in patients with chronic lymphocytic leukemia. The study, which was conducted in collaboration with the Toronto Sunnybrook Regional Cancer Centre (TSRCC), evaluated the effects of Vasogen's technology utilizing three treatment regimens. Two-thirds of those patients who received the optimal treatment regimen had a clinical response that reached the primary endpoint of the study.

A total of 18 patients with chronic lymphocytic leukemia (CLL) were recruited into the pilot study and entered sequentially into three groups of six patients each. Each group received a different treatment schedule during the course of the study. The primary endpoint of the study was a greater than 25% reduction in total tumor burden as assessed by a decrease in circulating tumor cells (white blood cell count), or a greater than 25% reduction in lymph node size as measured by physical examination and radiologic studies, compared to pretreatment baseline measurement. Patients were evaluated for clinical responses seven weeks following initiation of therapy.

David Spaner, MD, PhD, FRCP(C), Clinical Scientist at TSRCC and Sunnybrook and Women's College Health Sciences Centre, University of Toronto, and the principal investigator for the study, reported that in the group receiving the optimal treatment regimen (administered over a two-week period), four out of six patients reached the primary endpoint. Dr. Spaner also reported that there were no treatment-related serious adverse events or patient withdrawals from the trial and that the therapy was well tolerated.

"I am pleased that our pilot study has established the feasibility of using Vasogen's technology to induce a clinical response in patients with CLL and has provided the basis for further clinical development," commented Dr. Spaner. "Based on these promising findings, we are now evaluating options for a physician-sponsored follow-on study to further investigate the use of this technology in the most prevalent form of adult leukemia."

"The results of this study have shown the potential for our technology to benefit this patient population," said David Elsley, President and CEO of Vasogen. "Furthermore, we are pleased that the continued clinical development of this indication will be through a physician-sponsored initiative, allowing Vasogen to participate in this important clinical area, while we remain focused on our pivotal phase III programs in cardiovascular disease."


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                                                     ...page 2, December 5, 2002


CLL is a serious form of cancer affecting approximately 120,000 individuals in North America and Europe. CLL cells accumulate in the blood, bone marrow, and lymphatic tissue and cause organ enlargement and decreased bone marrow function. The disease is often accompanied by deficiencies in immune responses, and this leads to autoimmune disorders, hypogammaglobulinemia, and secondary neoplasms. The clinical course of CLL is highly variable. Some patients live a normal life span, while others die within five years of diagnosis.


Vasogen is focused on the research, development, and commercialization of immune modulation therapy for the treatment of cardiovascular and other inflammatory diseases. Vasogen's lead clinical indications in chronic heart failure and peripheral arterial disease are currently in pivotal phase III development. Vasogen is also investigating the potential of immune modulation therapy in neuroinflammatory diseases.



This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property and financing capability, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.